December 1, 2015

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Hsu
Lulu Cheng

Re:	CarMax Auto Funding LLC
Registration Statement on Form SF-3 Originally Filed October 7, 2015
File No. 333-207329

Ladies and Gentlemen:

This letter is provided on behalf of CarMax Auto Funding LLC (the “Depositor”) in response to the letter dated November 2, 2015 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission in connection with the above-referenced submission and the filing of Amendment No. 1 to Form SF-3 Registration Statement with respect thereto.

The Depositor’s responses to the Staff’s comments are set forth below. The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Depositor’s responses. The numbers correspond to the numbered paragraphs in the Comment Letter. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor.

Registration Statement on Form SF-3

General

1.	Please confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response: We confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

Securities and Exchange Commission

Division of Corporation Finance

December 1, 2015

The CIK for each affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering and have been required to make Exchange Act reports during the last twelve months are as follows:

Name	CIK
CarMax Auto Owner Trust 2010-2	0001495220
CarMax Auto Owner Trust 2010-3	0001504496
CarMax Auto Owner Trust 2011-1	0001514773
CarMax Auto Owner Trust 2011-2	0001529608
CarMax Auto Owner Trust 2011-3	0001533705
CarMax Auto Owner Trust 2012-1	0001541287
CarMax Auto Owner Trust 2012-2	0001551270
CarMax Auto Owner Trust 2012-3	0001559163
CarMax Auto Owner Trust 2013-1	0001567980
CarMax Auto Owner Trust 2013-2	0001575896
CarMax Auto Owner Trust 2013-3	0001582463
CarMax Auto Owner Trust 2013-4	0001590211
CarMax Auto Owner Trust 2014-1	0001598693
CarMax Auto Owner Trust 2014-2	0001607082
CarMax Auto Owner Trust 2014-3	0001615396
CarMax Auto Owner Trust 2014-4	0001623837
CarMax Auto Owner Trust 2015-1	0001633241
CarMax Auto Owner Trust 2015-2	0001640878
CarMax Auto Owner Trust 2015-3	0001648945
CarMax Auto Owner Trust 2015-4	0001654861

2.	Please file your required exhibits with your next amendment, including the form of transaction agreements. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

Response: We have filed the exhibits listed on the exhibit index to Amendment No. 1 to the above-referenced Registration Statement on Form SF-3, including the forms of transaction agreements and the legal and tax opinions.

Form of Prospectus

Cover Page

3.	We note in footnote 2 to your fee table that you intend to include unsold securities from an existing registration statement under Rule 415(a)(6) of the Securities Act. Please revise to indicate that you will disclose the file number of the existing prior registration statement, amount of unsold securities being included in this registration statement, and the amount of any filing fees previously paid in connection with the unsold securities, which will continue to be applied to such unsold securities. See Rule 415(a)(6) of the Securities Act of 1933 and Securities Act Rules Compliance and Disclosure Interpretation Question 212.24.

Securities and Exchange Commission

Division of Corporation Finance

December 1, 2015

Response: We have revised footnote 2 to the fee table to include the requested disclosure.

The Sale and Servicing Agreement

Representations and Warranties Regarding the Receivables, page 88

4.	Please identify which of the representations and warranties in the Sale and Servicing Agreement that are made by the Seller to the Trust will be assigned by the Trust to the Indenture Trustee for the benefit of the Noteholders.

Response: Pursuant to the terms of the Indenture, all of the Trust’s rights under each of the representations and warranties in the Sale and Servicing Agreement that are made by the Seller to the Trust will be assigned to the Indenture Trustee for the benefit of the Noteholders. We have also added related disclosure on page 89.

Dispute Resolution Procedures, page 89

5.	We note your disclosure that a requesting party’s right to dispute resolution is limited to “repurchase requests based on an alleged breach by CarMax Business Services or the Seller of a representation or warranty made with respect to a Receivable…which materially adversely affects the interests of the Trust or the Noteholders in the Receivable.” We also note your disclosure that “[i]n the event that the Asset Representations Reviewer determines that the representations and warranties related to a Receivable has not failed, any repurchase request related to that Receivable will be deemed to be resolved and that Receivable may not be subject to a dispute resolution proceeding.” This language appears inconsistent with the shelf eligibility requirement. In particular, the rule permits investors to utilize the resolutions procedures for any repurchase request, regardless of whether investors direct a review of the assets. Please revise. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 ABS Adopting Release.

Response: We have revised the disclosure to delete the limitation regarding application of the dispute resolution procedures only to repurchase requests based on alleged breaches of representations and warranties which materially and adversely affect the interests of the Trust or the Noteholders in the Receivable. We have also revised the disclosure to delete the clause that any Receivable may not be subject to a dispute resolution proceeding in the event that the Asset Representations Reviewer determines that the representations and warranties related to such Receivable has not failed. We confirm that any investor will be entitled to refer a dispute related to any repurchase request to a dispute resolution proceeding.

6.	Please revise your disclosure to describe how investors may utilize the dispute resolution provision and explain the process by which they will be informed of the status of the repurchase request, and by which they will use to notify the transaction parties of a referral to dispute resolution.

Response: We have revised the disclosure on page 89 to clarify that investors, among other requesting parties, may utilize the dispute resolution provision. We have revised the disclosure

Securities and Exchange Commission

Division of Corporation Finance

December 1, 2015

on page 90 to clarify that the Indenture Trustee will notify the investor (if the investor is the party requesting that a receivable be repurchased) at the end of the 180-day period if the repurchase demand is unresolved. Investors will also be informed of the status of the repurchase request pursuant to a Form ABS-15G that will be filed with the Securities and Exchange Commission by CarMax Business Services or the Seller as described on pages 110-111 under “The Asset Representations Review Agreement—The Asset Representations Review”, which will be publicly available to investors. As already disclosed on page 90, the requesting party must initiate the dispute resolution proceeding within [30] days of the Indenture Trustee’s delivery of the notice indicating that the repurchase demand has not been resolved (following the end of the 180-day period after making the demand) and the requesting party must provide notice within such time period to CarMax Business Services and the Seller of its intent to pursue resolution through mediation or arbitration.

The Asset Representations Review Agreement

Voting, page 109

7.	We note that you have bracketed the disclosure indicating the percentage of noteholders required to direct a vote to determine whether a review of delinquent receivables should be conducted. Please tell us why the disclosure is bracketed and confirm that for each takedown off this registration statement, you will comply with the maximum voting ceilings imposed by General Instruction I.B.1(b) of Form SF-3.

Response: We bracketed this disclosure to signify our intention to conform to market practice regarding the percentage of noteholders required to direct a vote to determine whether a review of delinquent receivables should be conducted. We have deleted the brackets and confirm that for each takedown off the above-referenced registration statement, we will comply with the maximum voting ceilings imposed by General Instruction I.B.1(b) of Form SF-3.

8.	We note that certain time periods are bracketed in this section (e.g., the number of days after publication of the delinquency trigger in which a noteholder may demand a review and the number of days during which an indenture trustee will allow a vote to occur). Please tell us why the disclosure is bracketed and confirm that for each takedown off this registration statement you will provide sufficient time to ensure that investors will be able to use the investor communication mechanism.

Response: We bracketed this disclosure to signify our intention to conform to market practice regarding the time periods for the asset representations review process. We have deleted the brackets and confirm that for each takedown off the above-referenced registration statement we will provide sufficient time to ensure that investors will be able to use the investor communication mechanism.

The Asset Representations Review, page 110

9.	We note your disclosure that “[t]o the extent any fees, expenses and indemnification of the Asset Representations Reviewer are not paid by the Servicer, any unpaid fees, expenses and indemnification of the Asset Representations Reviewer will be paid from Available Funds of the Trust.” Please revise your disclosure to explain when fees, expenses and indemnification of the Asset Representations Reviewer would not be paid by the Servicer.

Securities and Exchange Commission

Division of Corporation Finance

December 1, 2015

Response: We have revised the disclosure to include the requested disclosure.

10.	We note your statement on page 110 that “[t]he tests may not be sufficient to determine every instance of noncompliance.” The registrant and the asset representations reviewer must determine that the scope of the asset representations review is sufficient to demonstrate compliance with the representations and warranties. Please revise or remove this statement and confirm that the tests will be sufficient for the asset representations reviewer to determine if a loan has failed to comply with a representation or warranty.

Response: We have deleted this statement and confirm that the tests will be sufficient for the asset representations reviewer to determine if a loan has failed to comply with a representation or warranty.

Resignation and Removal, page 111

11.	Please revise to disclose that any resignation, removal or substitution of the Asset Representations Reviewer will be included in the Form 10-D for the related reporting period.

Response: We have revised the disclosure to include the requested disclosure.

Credit Risk Retention, page 132

12.	Please revise your disclosure to provide a description in this section of the material terms of the eligible vertical interest, eligible horizontal residual interest and eligible horizontal cash reserve account as required by Rules 4(c)(1)(i)(B), 4(c)(1)(iii)(B) and 4(c)(2)(i)(C) of Regulation RR (17 CFR Part 246), respectively. In the alternative, we believe it would be acceptable to comply with the requirements by including references in this section to other specific summary disclosure in the prospectus about, for example, the priority of payments and events of default and acceleration provisions, if the referenced summary disclosure clearly indicates the retained ABS interest or reserve account meets the risk retention requirements for an eligible vertical interest, eligible horizontal residual interest or eligible horizontal cash reserve account, as applicable.

Response: We have revised the disclosure to include references in this section to other specific summary disclosure in the prospectus.

Retained Eligible Horizontal Residual Interest, page 133

13.	We note that the disclosure of the priority of payments (pages 63-66) does not include disclosure of the process by which funds on deposit in the risk retention reserve account are distributed. Please revise to include disclosure regarding the process by which funds on deposit are distributed in an appropriate location in the prospectus. Refer to Rule 4(b) and 4(c)(iii) of Regulation RR.

Response: We have revised the disclosure on pages 71-76 regarding the priority of payments and the definition of “Reserve Account Draw Amount” to include the requested disclosure.

Securities and Exchange Commission

Division of Corporation Finance

December 1, 2015

14.	We note your disclosure stating that funds on deposit in the risk retention reserve account may be used to make any payments that are due as described under “Application of Available Income.” Rule 4(b) of Regulation RR, however, restricts release of funds only in certain circumstances. Please tell us why you believe your disclosure permitting release of the funds complies with this aspect of the rule or revise.

Response: We have revised the disclosure on pages 71-75 regarding the priority of payments and the definition of “Reserve Account Draw Amount” and the disclosure on page 133 to describe the restrictions on release of funds in accordance with Rule 4(b) of Regulation RR.

15.	Please revise your disclosure to include a summary description of the reference data set or other historical information used to develop the key inputs and assumptions. Refer to Rule 4(c)(1)(i)(G) of Regulation RR.

Response: We have revised the disclosure on page 133 to include the requested disclosure.

16.	We note that, in calculating the fair value of the eligible horizontal residual interest, your brackets relating to prepayment assumption appear to have assumed that receivables prepay at a constant rate. In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407) (Oct. 22, 2014), the agencies stated that we expect the key inputs and assumptions would not assume straight lines. Please tell us why you believe an assumption of a constant prepayment rate is appropriate.

Response: As described under “Maturity and Prepayment Considerations” in the form of prospectus included in the above-referenced registration statement, the Absolute Prepayment Model (or “ABS”) represents an assumed rate of prepayment each month relative to the original number of receivables in a pool of receivables. As the receivables pool amortizes over time, this constant ABS assumption implies an increasing prepayment rate relative to the current pool balance, not a constant or straight line prepayment rate. ABS is the standard prepayment model used for consumer asset-backed securities and is used to calculate the hypothetical decrement tables and weighted average lives of the notes in each prospectus.

Our experience is that while prepayment rates can exhibit some volatility month-over-month, over time the rate is quite stable. Unlike mortgages, prepayment rates for auto receivables are not very sensitive to changes in interest rates for many reasons, including their short maturities and smaller balances.

A constant ABS assumption is also used by various market participants, including investors, to price auto securitizations. For these reasons, we believe that this input to the fair value calculation is appropriate.

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Securities and Exchange Commission

Division of Corporation Finance

December 1, 2015

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact my counsel, James J. Antonopoulos of Kirkland & Ellis LLP, at (312) 862-2430.

Sincerely,

/s/ Thomas W. Reedy
Thomas W. Reedy
President, CarMax Auto Funding LLC

cc:	David Zawitz, CarMax Auto Funding LLC
Kenneth P. Morrison, P.C., Kirkland & Ellis LLP
James Antonopoulos, Kirkland & Ellis LLP